PRESS RELEASE	MAY 11, 2022

Largo Reports First Quarter 2022 Financial Results and Provides Adjusted 2022 Guidance; Announces Intention to Commence Normal Course Issuer Bid
All dollar amounts expressed are in thousands of U.S. dollars unless otherwise indicated.

Q1 2022 Highlights

  Revenues of $42.7 million, a 7% increase over Q1 2021; Revenues per pound sold1 of $8.67, a 34% increase over Q1 2021 mainly due to stronger vanadium prices

  Cash provided before non-cash working capital items of $5.8 million, a 55% decrease over Q1 2021

  Net loss of $2.0 million vs. net income of $4.1 million in Q1 2021

  Total V2O5 equivalent sales of 2,232 tonnes vs. 2,783 tonnes in Q1 2021; Lower quarterly sales due to ongoing global logistical challenges and lower production in Q4 2021

  Cash balance of $78.4 million exiting Q1 2022; Net working capital2 surplus of $124.7 million following increase in in-transit vanadium inventory

  V2O5 production 2,442 tonnes (5.4 million lbs3) vs. 1,986 tonnes (4.4 million lbs3) in Q1 2021

  Operating costs of $29.0 million vs. $28.2 million in Q1 2021, and cash operating costs excluding royalties per pound1 of V2O5 equivalent sold of $3.97 vs. $2.87 in Q1 2021

  2022 Guidance Update: The Company has increased its annual cash operating cost excluding royalties1 guidance from $3.20 - 3.40 per lb sold to $3.90 - 4.30 per lb sold mainly due to a rise in input raw material costs, a stronger Brazilian currency estimate and lower production in Q1 2022; V2O5 equivalent production guidance lowered from 12,250 - 12,750 tonnes to 11,600 - 12,400 tonnes; V2O5 equivalent sales guidance lowered from 12,250 - 12,750 tonnes to 11,000 - 12,000 tonnes4

  Construction of the Company's ilmenite concentration plant commenced in April as part of its previously announced titanium dioxide ("TiO2") pigment project. TiO2 content is expected to be sourced from the vanadium ore created from the Company's ongoing operations, which is expected to contribute to the Company's "two-pillar" business strategy as a low-cost vanadium supplier with an emerging vanadium battery business

  Configuration of Largo Clean Energy's ("LCE") vanadium redox flow battery ("VRFB") product development and stack manufacturing center, in Massachusetts, U.S. to be complete in May 2022; LCE began producing stacks and purifying electrolyte in the new facility with prospective customer visits having occurred in May 2022

  Largo Physical Vanadium ("LPV") continued to make progress (see press released dated April 19, 2022) and is seeking all applicable regulatory and stock exchange approvals to become a publicly listed physical vanadium holding company that will purchase and hold physical vanadium to provide potential investors with ownership and exposure to vanadium

  The Company announces that it intends to commence a normal course issuer bid ("NCIB") to purchase for cancellation its common shares (the "Common Shares")

  Q1 2022 results conference call: Thursday, May 12th at 10:00 a.m. ET

Vanadium Market Update5

  Demand in all of the Company's key markets remained strong in Q1 2022, which was reflected in strong price increases over the course of the period

  The average benchmark price per pound of V2O5 in Europe was $11.50 as of May 6, 2022, up approximately 31% since the start of 2022

  The average benchmark price per pound of V2O5 in Europe was $10.72 in Q1 2022, a 29% increase from the average of $8.30 seen in Q1 2021; The average benchmark price per kg of ferrovanadium ("FeV") in Europe was $46.17 in Q1 2022, a 50% increase from the average of $30.87 seen in Q1 2021

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) today released financial and operating results for the three months ended March 31, 2022. The Company reported quarterly vanadium pentoxide ("V2O5") equivalent sales of 2,232 tonnes at a cash operating cost excluding royalties per pound1 sold of $3.97.

Paulo Misk, President and CEO of Largo, stated: "Despite some temporary maintenance and global logistical problems experienced during the quarter, the Company has normalized its operating flows and positioned itself to benefit from the stronger vanadium prices, which raised our revenues per pound sold1 in Q1 2022 by 34%. We have now adjusted our production, sales, and cost guidance for the full year 2022, factoring in the weaker first quarter as well as continued global inflationary pressures and the strengthening of the Brazilian Real against the U.S. Dollar. Management is confident in its ability to reach these updated targets and is focused on making additional improvements to its sales and production rates going forward. I am pleased to report that our commercial sales team continued to capitalize on current strong vanadium market fundamentals by surpassing 1,200 tonnes of V2O5 equivalent sold in April.  The Company increased its in-transit inventory during the quarter, which we expect to reduce during the second half of the year through higher sale volumes following the expected improvement of global logistical constraints."

Financial Results

(thousands of U.S. dollars, except for basic earnings (loss) per share and diluted earnings (loss) per share)	Three months ended
	March 31, 2022	March 31, 2021
Revenues	$42,688	39,801
Operating costs	(28,958)	(28,172)
Direct mine and production costs	(17,560)	(15,544)
Net income before tax	814	4,447
Income tax (expense)	(602)	(321)
Deferred income tax recovery (expense)	(2,166)	18
Net income (loss)	(1,954)	4,144
Basic earnings (loss) per share	($0.03)	$0.07
Diluted earnings (loss) per share	($0.03)	$0.07

Cash provided before non-cash working capital items	$5,751	$12,731
Net cash provided by (used in) operating activities	(4,050)	1,711
Net cash (used in) provided by financing activities	385	(22,420)
Net cash (used in) investing activities	(4,268)	(9,075)
Net change in cash	(5,396)	(30,452)
	As at
	March 31, 2022	December 31, 2021
Cash	$78,394	$83,790
Working capital[2]	124,704	118,310

Maracás Menchen Mine Operational and Sales Results

	Q1 2022	Q1 2021

Total Ore Mined (tonnes)	303,652	263,966
Ore Grade Mined - Effective Grade[6] (%)	1.27	1.22

Concentrate Produced (tonnes)	92,324	100,467
Grade of Concentrate (%)	3.21	3.21
Global Recovery[7] (%)	77.5	77.4

V2O5 Produced (Flake + Powder) (tonnes)	2,442	1,986
V2O5 produced (equivalent pounds3)	5,383,682	4,378,375
V2O5 Equivalent Sold (tonnes)	2,232	2,783
Produced V2O5 equivalent sold (tonnes)	2,153	2,654
Purchased V2O5 equivalent sold (tonnes)	79	129

Cash Operating Costs Excluding Royalties per pound ($/lb)[1]	3.97	2.87
Revenues per pound sold ($/lb)[1]	8.67	6.49

Q1 2022 Financial Highlights

  During Q1 2022, the Company recognized revenues of $42.7 million from sales of 2,232 tonnes of V2O5 equivalent (Q1 2021 - 2,783 tonnes). This represents a 7% increase in revenues over Q1 2021 ($39.8 million) mainly due to higher vanadium prices realized during Q1 2022 over Q1 2021. Reconciliation of the Company's revenues per pound sold1 and total quantities sold of each product are provided in the "Non-GAAP8 Measures" section of this press release.

  Operating costs of $29.0 million in Q1 2022 (Q1 2021 - $28.2 million) include direct mine and production costs of $17.6 million (Q1 2021 - $15.5 million), conversion costs of $1.8 million (Q1 2021 - $2.2 million), product acquisition costs of $1.5 million (Q1 2021 - $2.5 million), royalties of $2.0 million (Q1 2021 - $1.5 million), distribution costs of $1.5 million (Q1 2021 - $1.2 million), depreciation and amortization of $4.3 million (Q1 2021 - $5.2 million) and iron ore costs of $0.2 million (Q1 2021 - $Nil). The increase in direct mine and production costs is primarily attributable to production impacts experienced during the quarter. Cost increases in critical consumables, including heavy fuel oil and diesel, are still being experienced. Conversion costs relate to the costs incurred in converting quantities of V2O5 into FeV for delivery to customers and distribution costs relate to the costs incurred in delivering products to customers. Lower conversion costs in Q1 2022 are due to a decrease in FeV sales over the prior comparative quarter.

  Cash operating costs excluding royalties per pound1 sold were $3.97 in Q1 2022, compared with $2.87 in Q1 2021. The increase seen in Q1 2022 compared with Q1 2021 is largely due to a decrease in produced V2O5 equivalent sold during the quarter and the reasons noted above for operating costs.

  Professional, consulting and management fees were $5.9 million in Q1 2022, compared with $3.6 million in Q1 2021. The increase is primarily attributable to costs incurred during the year in connection with LCE. In addition, the Company's corporate segment incurred increased insurance and regulatory costs in Q1 2022 in relation to the Company's U.S. listing.

  Other general and administrative expenses were $1.7 million in Q1 2022, compared with $1.0 million in Q1 2021. The increase is primarily attributable to costs incurred in Q1 2022 in connection with LCE that was not fully operational in Q1 2021, and for Largo Physical Vanadium Corp. ("LPV"), which was incorporated in Q1 2022.

  Technology start-up costs were $3.0 million in Q1 2022. These costs relate to activities at LCE focussed on supporting the future deployments of its VCHARGE VRFB system and to initial activities for the Company's titanium project. There were no costs incurred in Q1 2021.

Additional Corporate Updates

  Sales Improvements in April 2022: Sales in April 2022 were 1,246 tonnes of V2O5 equivalent, of which 121 tonnes were purchased material sold. The Company maintains a strong focus on developing new markets for its high purity products and will be supported by the addition of vanadium trioxide ("V2O3") to its product range for that purpose.

  Advancements to Largo Physical Vanadium Corp.: On April 19, 2022, the Company announced that LPV and Column Capital Corp. ("CPC"), a capital pool company, had entered into a definitive agreement that will result in CPC acquiring all of the issued and outstanding securities of LPV in exchange for securities of CPC and the reverse-takeover of CPC by LPV to form a combined entity (the "Resulting Issuer"). Upon completion of a proposed qualifying transaction and the receipt of associated regulatory approvals, amongst other things, it is anticipated that the Resulting Issuer will be a publicly listed physical vanadium holding company. Further, in April 2022 the Company participated in CPC's previously announced and now closed brokered private placement of subscription receipts of the Resulting Issuer for an amount of C$20,000 (see press release dated April 19, 2022).

  Anticipated Sales Catch-Up in H2 2022 Following the Expected Improvement of Supply Chain Constraints: The Company continued to actively manage its logistics and supply chain operations to provide premium products and service to its customers in Q1 2022. Persistent logistical challenges and elevated transport costs have impacted all aspects of the Company's supply chain resulting in lower than anticipated sales (2,232 tonnes) and increased inventory in transit in Q1 2022. The Company does not expect the logistics situation to improve until mid-2022, at which point the Company anticipates being able to reduce its inventory in transit through increased sales.

  Q1 2022 Production Overview: V2O5 production in January was 702 tonnes, with 731 tonnes produced in February and 1,009 tonnes produced in March, for a total of 2,442 tonnes of V2O5 produced in Q1 2022. January production was impacted by the residual impact of abnormally elevated levels of rainfall experienced in Q4 2021. February production was impacted by a shutdown for corrective maintenance on the cooler engine system and power substations. The global recovery7 achieved in Q1 2022 was 77.5%, consistent with the 77.4% achieved in Q1 2021 versus the 76.0% achieved in Q4 2021. The global recovery7 in January was 70.0%, with 82.3% achieved in February and 79.2% achieved in March. In Q1 2022, 303,652 tonnes of ore were mined with an effective grade of 1.27% of V2O5. The ore mined in Q1 2022 was 15% higher than in Q1 2021. The Company produced 92,324 tonnes of concentrate with an effective grade6 of 3.21%. Subsequent to Q1 2022, production in April 2022 was 958 tonnes of V2O5. Despite lower production as compared with March, kiln production reached 1,025 tonnes in April but was not converted into final flake product due to a shutdown of the leaching plant during the last two days of the month. The Company expects to resume normalized production levels from May onwards.

  Appointment of New Largo Clean Energy President and Ongoing Strategic Review: On January 18, 2022, the Company announced the appointment of Mr. Stephen Prince as President of LCE. Due to recent macroeconomic events, the Company's introduction of LPV and as a function of due diligence, LCE initiated a comprehensive review of costing and pricing practices in March 2022. The process is expected to quantify the current cost estimates of LCE's VCHARGE and VCHARGE+ product offerings, a future cost outlook and quantification of associated cost saving initiatives and a comprehensive review of LCE's competitiveness in the Long Duration Energy Storage Solutions marketplace. The process is anticipated to take no longer than three months, which has resulted in a brief pause in sales activities to ensure any offer LCE puts forth accurately reflects its capabilities and commitment.

Intention to Commence Normal Course Issuer Bid

The NCIB has been approved by the Board; however it is subject to acceptance by the Toronto Stock Exchange (the "TSX"), and if accepted, will be made in accordance with the applicable rules and policies of the TSX and Canadian securities laws. Under the NCIB, the Company would be permitted to purchase for cancellation, through the facilities of the TSX, NASDAQ and alternative Canadian trading systems, up to 10% of the public float of Common Shares (calculated in accordance with TSX rules), or approximately 3,645,779 Common Shares. The exact number of Common Shares subject to the NCIB will be determined on the date of acceptance of the notice of intention by the TSX.

The price that the Company will pay for any Common Shares will be the market price at the time of purchase in accordance with the rules and policies of the TSX and applicable securities laws. The actual number of Common Shares that may be purchased pursuant under the NCIB and timing of any such purchases will be determined by Largo.

Subject to acceptance by the TSX of the NCIB, Largo intends to commence the NCIB on or about June 1, 2022. The NCIB will terminate one year after its commencement, or earlier if the maximum number of Common Shares under the NCIB have been purchased. Although the Company has a present intention to acquire its Common Shares pursuant to the NCIB, the Company will not be obligated to make any purchases and purchases may be suspended by the Company at any time. The Company reserves the right to terminate the NCIB earlier if it feels it is appropriate to do so.

The Company believes that the market price of its Common Shares does not always adequately reflect its underlying fundamental value and future business prospects. The Company may purchase Common Shares from time to time under the NCIB if it believes that the market price of the Common Shares is attractive, and that the purchase would be an appropriate use of available corporate funds and in Largo's best interest.

As at May 11, 2022 there were 64,823,624 Common Shares outstanding.

Q1 2022 Webcast and Conference Call Information

The Company will host a webcast and conference call on Thursday, May 12th at 10:00 a.m. ET, to discuss its first quarter 2022 results and progress.

Webcast and Conference Call Details:

Details of the webcast and conference call are listed below:

Date:	Thursday, May 12, 2022
Time:	10:00 a.m. ET
Webcast Registration Link:	https://produceredition.webcasts.com/starthere.jsp?ei=1540122&tp_key=11de69ee45
Dial-in Number:	Local: +1 (647) 794-4605
North American Toll Free: +1 (888) 204-4368
Conference ID:	5973251
Replay Number:	Local / International: + 1 (647) 436-0148
North American Toll Free: +1 (888) 203-1112
Replay Passcode: 5973251
Website:	To view press releases or any additional financial information, please visit the Investor Resources section of the Company's website at: www.largoinc.com/investors/overview

A playback recording will be available on the Company's website for a period of 60-days following the conference call.

The information provided within this release should be read in conjunction with Largo's annual consolidated financial statements for the three months ended March 31, 2022 and 2021 and its management's discussion and analysis for the three months ended March 31, 2022 which are available on our website at www.largoinc.com or on the Company's respective profiles at www.sedar.com and www.sec.gov.

About Largo

Largo has a long and successful history as one of the world's preferred vanadium companies through the supply of its VPURETM and VPURE+TM products, which are sourced from one of the world's highest-grade vanadium deposits at the Company's Maracás Menchen Mine in Brazil. Following the acquisition of vanadium redox flow battery technology in 2020, Largo is working to integrate its world-class vanadium products with its VCHARGE vanadium battery technology to support the planet's on-going transition to renewable energy and a low carbon future. Largo's VCHARGE batteries are uniquely capable of supporting reliability and grid stability as electricity systems move away from fossil-fuel generation. VCHARGE batteries are cost effective due to a variety of innovations, enabling an efficient, safe and ESG-aligned long duration solution that is fully recyclable at the end of its 25+ year lifespan.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information, please visit www.largoinc.com.

###

For further information, please contact:

Investor Relations
Alex Guthrie
Senior Manager, External Relations
+1.416.861.9778
aguthrie@largoinc.com

Forward-looking Information:

This press release contains forward-looking information under Canadian securities legislation ("forward-looking information"), some of which may be considered "financial outlook" for the purposes of applicable Canadian securities legislation. Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". All information contained in this news release, other than statements of current and historical fact, is forward looking information. Forward‐looking information contained in this press release includes, but is not limited to, statements with respect to the timing and amount of estimated future production and sales; costs of future activities and operations; production and sale of titanium dioxide pigment, expansion of vanadium production, and related impacts on cash flow; the successful vertical integration of the Company; timing and cost related to the build-out of the ilmenite plant and titanium dioxide pigment processing plant; the extent of capital and operating expenditures; the effectiveness of our efforts to mitigate effects of future rains on operations at the Maracás Menchen Mine; the impact of global delays and related price increases on the Company's global supply chain and future V2O5 equivalent sales; the completion by Largo Physical Vanadium Corp. of a qualifying transaction with Column Capital Corp. and listing of the resulting issuer on the TSX Venture Exchange; the receipt of the required approvals for the NCIB, the estimated timing of the commencement of the NCIB and any future decision by the Company to purchase Common Shares for cancellation under such NCIB purchases of vanadium products from GMR.

The following are some of the assumptions upon which forward-looking information is based: that general business and economic conditions will not change in a material adverse manner; demand for, and stable or improving price of V2O5, other vanadium commodities, iron ore, ilmenite and titanium dioxide pigment; receipt of regulatory and governmental approvals, permits and renewals in a timely manner; that the Company will not experience any material accident, labour dispute or failure of plant or equipment or other material disruption in the Company's operations at the Maracás Menchen Mine or relating to Largo Clean Energy; the availability of financing for operations and development; the Company's ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; that the estimates of the resources and reserves at the Maracás Menchen Mine and the geological, operational and price assumptions on which these are based are within reasonable bounds of accuracy (including with respect to size, grade and recovery); the Company's ability to attract and retain skilled personnel and directors; the ability of management to execute strategic goals; that we will be able to build, finance and operate our vanadium redox flow ("VRFB") business; that we will be able to protect and develop our technology and maintain our intellectual property; that we will be able to market, sell and deliver our VCHARGE± battery system on specification and at a competitive price; that the Company's current plans for iron ore, ilmenite, titanium dioxide pigment and VRFBs can be achieved; that we will be able to secure the required production resources to build our VCHARGE± battery system; and that VRFB technology will generally be adopted in the market.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedar.com and www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&As which also apply.

Trademarks are owned by Largo Inc.

Q1 2022 Net Income Reconciliation

		Q1 2022
Total V2O5 equivalent sold	000s lbs	4,921	A
	tonnes[1]	2,232

Produced V2O5 equivalent sold	000s lbs	4,747	B
	tonnes[1]	2,153

Revenues per pound sold	$/lb	$8.67	C
Cash operating costs per pound	$/lb	$4.40	D

1. Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.

		Q1 2022
Revenues		$ 42,688	A x C 2,232 tonnes of V2O5 equivalent sold (Q1 2021 - 2,783 tonnes), with revenues per pound sold of $8.67 (Q1 2021 - $6.49)
Cash operating costs		(20,889)	B x D Global recovery of 77.5% (Q1 2021 - 77.4%), residual impact of abnormal rainfall in Q4 2021, impact of shutdowns and cost increases for critical consumables, including HFO and diesel
Other operating costs
Conversion costs (costs incurred in converting V2O5 to FeV that are recognized on the sale of FeV)	(1,847)		Note 20 632 tonnes of FeV sold. Unit conversion costs are increasing due to aluminium price increases
Product acquisition costs (costs incurred in purchasing products from 3rd parties that are recognized on the sale of those products)	(1,550)		Note 20 79 tonnes of V2O5 equivalent of purchased products sold, compared with 129 tonnes in Q1 2021 with a cost of $2,508
Distribution costs	(1,455)		Note 20
Depreciation	(4,305)		Note 20
Iron ore costs	(215)		Note 20
		(9,372)
Commercial & Corporate costs
Professional, consulting and management fees	(2,383)		Note 16 (Sales & trading plus Corporate) Increased insurance, legal, regulatory and compliance costs in Q1 2022 as a result of the Nasdaq listing and ongoing U.S. regulatory requirements
Other general and administrative expenses	(529)
Share-based payments	(810)
		(3,722)

	Q1 2022
Largo Clean Energy	(5,992)	Note 16 (excluding finance costs and foreign exchange) 2022 guidance between $15,000 and $18,000

Largo Physical Vanadium	(199)	Note 16
Titanium project	(135)	Note 16 - "other"
Foreign exchange loss	(1,467)
Finance costs	(177)
Interest income	184
Exploration and evaluation costs	(105)

Net income before tax	814

Income tax expense	(602)
Deferred income tax expense	(2,166)

Net income (loss)	$ (1,954)

Non-GAAP Measures

The Company uses certain non-GAAP measures in its press release, which are described in the following section. Non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under IFRS, the Company's GAAP, and might not be comparable to similar financial measures disclosed by other issuers. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Revenues Per Pound

The Company's press release refers to revenues per pound sold, V2O5 revenues per pound of V2O5 sold and FeV revenues per kg of FeV sold, which are non-GAAP financial measures that are used to provide investors with information about a key measure used by management to monitor performance of the Company.

These measures, along with cash operating costs, are considered to be key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine and sales activities. These measures differ from measures determined in accordance with IFRS, and are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of revenues per pound sold, V2O5 revenues per pound of V2O5 sold and FeV revenues per kg of FeV sold to revenues and the revenue information presented in note 16 as per the Q1 2022 unaudited condensed interim consolidated financial statements.

	Three months ended
	March 31, 2022	March 31, 2021
Revenues - V2O5 produced[i]	$21,814	$21,858
V2O5 sold - produced (000s lb)	2,694	3,549
V2O5 revenues per pound of V2O5 sold - produced ($/lb)	$8.10	$6.16

Revenues - V2O5 purchased[i]	$386	$370
V2O5 sold - purchased (000s lb)	44	44
V2O5 revenues per pound of V2O5 sold - purchased ($/lb)	$8.77	$8.41

Revenues - V2O5[i]	$22,200	$22,228
V2O5 sold (000s lb)	2,738	3,593
V2O5 revenues per pound of V2O5 sold ($/lb)	$8.11	$6.19

Revenues - FeV produced[i]	$19,028	$15,757
FeV sold - produced (000s kg)	632	705
FeV revenues per kg of FeV sold - produced ($/lb)	$30.11	$22.35

Revenues - FeV purchased[i]	$1,460	$1,816
FeV sold - purchased (000s kg)	40	76
FeV revenues per kg of FeV sold - purchased ($/lb)	$36.50	$23.89

Revenues - FeV[i]	$20,488	$17,573
FeV sold (000s kg)	672	781
FeV revenues per kg of FeV sold ($/lb)	$30.49	$22.50

Revenues[i]	$42,688	$39,801
V2O5 equivalent sold (000s lb)	4,921	6,135
Revenues per pound sold ($/lb)	$8.67	$6.49

i. As per note 16 in the Company's Q1 2022 unaudited condensed interim consolidated financial statements.

Cash Operating Costs and Cash Operating Costs Excluding Royalties

The Company's press release refers to cash operating costs per pound and cash operating costs excluding royalties per pound, which are non-GAAP ratios based on cash operating costs and cash operating costs excluding royalties, which are non-GAAP financial measures, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the Maracás Menchen Mine is performing compared to plan and prior periods, and also to assess its overall effectiveness and efficiency.

Cash operating costs includes mine site operating costs such as mining costs, plant and maintenance costs, sustainability costs, mine and plant administration costs, royalties and sales, general and administrative costs (all for the Mine properties segment), but excludes depreciation and amortization, share-based payments, foreign exchange gains or losses, commissions, reclamation, capital expenditures and exploration and evaluation costs. Operating costs not attributable to the Mine properties segment are also excluded, including conversion costs, product acquisition costs, distribution costs and inventory write-downs.

Cash operating costs excluding royalties is calculated as cash operating costs less royalties.

Cash operating costs per pound and cash operating costs excluding royalties per pound are obtained by dividing cash operating costs and cash operating costs excluding royalties, respectively, by the pounds of vanadium equivalent sold that were produced by the Maracás Menchen Mine.

Cash operating costs, cash operating costs excluding royalties, cash operating costs per pound and cash operating costs excluding royalties per pound, along with revenues, are considered to be key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine. These measures differ from measures determined in accordance with IFRS, and are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of cash operating costs and cash operating costs excluding royalties, cash operating costs per pound and cash operating costs excluding royalties per pound for the Maracás Menchen Mine to operating costs as per the Q1 2022 unaudited condensed interim consolidated financial statements.

	Three months ended
	March 31, 2022	March 31, 2021
Operating costs[i]	$28,958	$28,172
Professional, consulting and management feesii	1,036	1,030
Other general and administrative expensesii	267	223
Less: iron ore costs[i]	(215)	-
Less: conversion costs[i]	(1,847)	(2,229)
Less: product acquisition costs[i]	(1,550)	(2,508)
Less: distribution costs[i]	(1,455)	(1,169)
Less: inventory write-down[i]	-	(2)
Less: depreciation and amortization expense[i]	(4,305)	(5,250)
Cash operating costs	20,889	18,267
Less: royalties[i]	(2,026)	(1,470)
Cash operating costs excluding royalties	18,863	16,797
Produced V2O5 sold (000s lb)	4,747	5,850
Cash operating costs per pound ($/lb)	$4.40	$3.12
Cash operating costs excluding royalties per pound ($/lb)	$3.97	$2.87

i. As per note 20 in the Company's Q1 2022 unaudited condensed interim consolidated financial statements.

ii. As per the Mine properties segment in note 16 in the Company's Q1 2022 unaudited condensed interim consolidated financial statements.

________________________________________________
1 Revenues per pound sold and cash operating costs are non-GAAP financial measures, and cash operating costs per pound and cash operating costs excluding royalties per pound are non-GAAP ratios with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this press release.

2 Defined as current assets less current liabilities per the consolidated statements of financial position.

3 Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.

4 Includes sales of up to 1,000 tonnes V2O5 equivalent purchased products.

5 Fastmarkets Metal Bulletin.

6 Effective grade represents the percentage of magnetic material mined multiplied by the percentage of V2O5 in the magnetic concentrate.

7 Global recovery is the product of crushing recovery, milling recovery, kiln recovery, leaching recovery and chemical plant recovery.

8 GAAP - Generally Accepted Accounting Principles